Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

Pursuant to the provisions in Article 157, Paragraph 4 of Law 6.404/76 and in Instruction 358/02 of the Brazilian Securities and Exchange Commission, Itaú Unibanco Holding S.A. (“Itaú Unibanco”), announces to its shareholders and to the market that it has signed today a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”) whereby Itaú Unibanco and some of its subsidiaries undertake to sell their total stakes in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

ISSC will hold the Itaú Unibanco’s major risk insurance operations following the conclusion of the process of spinoff from Itaú Seguros S.A., the clients of which are middle market and large corporations with policies representing high insured values. The necessary measures for consummating the spinoff process are already in progress.

Based on pro-forma data for December 31, 2013, the major risk insurance operation to be transferred to ISSC and subsequently sold off to ACE comprises the following: net equity value of R$ 364 million, assets of R$ 5.8 billion, technical reserves of R$ 4.6 billion and 323 employees.

ACE will pay R$ 1.515 billion in cash to Itaú Unibanco and its subsidiaries which shall sell the shares of ISSC, the transfer of these shares and the financial settlement of the operation to take place following compliance with certain conditions established in the agreement and confirmation of the necessary regulatory authorizations.

It is estimated that the operation will have a book accounting effect before tax of R$ 1.1 billion on Itaú Unibanco’s results.

The sale of this operation reflects Itaú Unibanco’s strategy of commercialization of mass-market insurance products typically related to retail banking.

With this operation, Itaú Unibanco reiterates its commitment to the quality of the services it provides to its clients and to the creation of long term value to its shareholders.

São Paulo (SP), July 4, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer